                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                     PLAINS EXPLORATION & PRODUCTION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    726505100
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 18, 2002
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 726505100               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]

(3)   SEC Use Only


(4)   Source of Funds (See Instructions)                        OO (SEE ITEM 3)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


(6)   Citizenship or Place of Organization   ENCAP INVESTMENTS L.L.C. ("ENCAP
                                             INVESTMENTS") IS A LIMITED
                                             LIABILITY COMPANY ORGANIZED UNDER
                                             THE LAWS OF THE STATE OF DELAWARE.

      Number of            (7)      Sole Voting Power                       0
      Shares Bene-
      ficially             (8)      Shared Voting Power             1,848,728(1)
      Owned by
      Each                 (9)      Sole Dispositive Power                  0
      Reporting
      Person With          (10)     Shared Dispositive Power        1,848,728(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,848,728(2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


(13)  Percent of Class Represented by Amount in Row (11)                 7.6%(3)


(14)  Type of Reporting Person (See Instructions)                            OO

--------------------------------------------------------------------------------

      (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by affiliates of EnCap Investments. See Items 2, 5 and 6.

      (2) EnCap Investments disclaims any beneficial ownership of the shares owned by such affiliates.

      (3) Based on 24,224,448 shares issued and outstanding as of February 2, 2003, as disclosed to EnCap Investments by the Issuer.

ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, $0.01 par value per share (the "Common Stock") of Plains Exploration & Production Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 Dallas Street, Suite 700, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c)

            EnCap Investments L.L.C. ("EnCap Investments") is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas related investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy North America Company ("El Paso Merchant Energy").

      El Paso Merchant Energy is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation.

      El Paso Corporation is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

      (d)-(f)

      See Schedule I

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The affiliates of EnCap Investments who acquired the Common Stock of the Issuer did not purchase the shares. On December 18, 2002, Plains Resources Inc. ("Plains Resources") distributed 100 percent of the shares of Common Stock of the Issuer, its wholly owned subsidiary, to the holders of record of Plains Resources' common stock as of December 11, 2002. Each Plains Resources stockholder received one share of the Issuer's Common Stock for each share of Plains Resources common stock held. The affiliates of EnCap Investments were stockholders of Plains Resources on December 11, 2002 and therefore received the shares reported herein pursuant to the distribution described above. The resulting share ownership of EnCap Investments is as reported herein.

ITEM 4. PURPOSE OF TRANSACTION.

       EnCap Investments is currently holding the shares for investment purposes. As of December 18, 2002, EnCap Investments had no plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) EnCap Investments, as the sole general partner of EnCap Energy Capital Fund III, L.P. ("Fund III), may be deemed the beneficial owner of 785,455 shares of Common Stock owned by Fund III. EnCap Investments, as the sole general partner of EnCap Energy Capital Fund III-B, L.P. ("Fund III-B"), may be deemed the beneficial owner of 593,864 shares of Common Stock owned by Fund III-B. EnCap Investments may be deemed to be the beneficial owner of 192,134 shares of Common Stock owned by BOCP Energy Partners, L.P. ("BOCP") as a result of being the manager of BOCP. EnCap Investments may be deemed to be the beneficial owner of 277,275 shares of Common Stock owned by Energy Capital Investment Company PLC ("Energy PLC") as a result of being an advisor to Energy PLC under an investment advisory agreement. EnCap Investments is therefore the beneficial owner of an aggregate of 1,848,728 shares of Common Stock. Based on the 24,224,448 shares issued and outstanding as of February 2, 2003, as disclosed to EnCap Investments by the Issuer, EnCap Investments may be deemed the beneficial owner of approximately 7.6% of the outstanding shares of Common Stock. EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by Fund III, Fund III-B, BOCP, and Energy PLC.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of EnCap Investments, no person listed in Schedule I is the beneficial owner of any shares of Common Stock.

      (b) EnCap Investments. EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of the 1,848,728 shares of Common Stock held by Fund III, Fund III-B, BOCP, and Energy PLC.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of EnCap Investments, no person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of EnCap Investments, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

      (d) Except as otherwise described herein, and to the knowledge of EnCap Investments, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by EnCap Investments.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003                      ENCAP INVESTMENTS L.L.C.


                                             By: /s/ D. Martin Phillips
                                                 ------------------------------
                                                 D. Martin Phillips,
                                                 Managing Director

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managing directors of EnCap Investments, (ii) the directors and executive officers of El Paso Merchant Energy, and (iii) the directors and executive officers of El Paso Corporation are set forth below:

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
--------------------------------- -------------------- ---------------------- --------------------------------------
(i) EnCap Investments L.L.C.

David B. Miller                   Managing Director,         Managing               EnCap Investments L.L.C.
3811 Turtle Creek Blvd.            EnCap Investments         Director,              3811 Turtle Creek Blvd.,
Suite 1080                              L.L.C.           EnCap Investments                 Suite 1080
Dallas, TX  75219                                             L.L.C.                     Dallas, TX 75219


Gary R. Petersen                  Managing Director,    Managing Director,          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments     1100 Louisiana, Suite 3150 Houston,
Suite 3150                              L.L.C.                L.L.C.                        TX 77002
Houston, TX 77002

D. Martin Phillips                Managing Director,    Managing Director,          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments     1100 Louisiana, Suite 3150 Houston,
Suite 3150                              L.L.C.                L.L.C.                        TX 77002
Houston, TX 77002

Robert L. Zorich                  Managing Director,    Managing Director,          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments         1100 Louisiana, Suite 3150
Suite 3150                              L.L.C.                L.L.C.                  Houston, Texas 77002
Dallas, TX 77002


                                                                               Name, Principal Business Address of
         Name and               Capacity in Which            Principal           Organization in which Principal
     Business Address                 Serves                 Occupation              Occupation is Conducted
----------------------------  --------------------      ---------------------  --------------------------------------
(ii) El Paso Merchant Energy North America Company

Robert W. Baker               President and Director    President, El Paso           El Paso Merchant Energy
1001 Louisiana Street                                     Merchant Energy             North America Company
Houston, Texas  77002                                                                 1001 Louisiana Street
                                                                                      Houston, Texas 77002

John L. Harrison              Senior Vice President,        Senior Vice              El Paso Merchant Energy
1001 Louisiana Street            Chief Financial         President, Chief             North America Company
Houston, Texas  77002         Officer, and Treasurer    Financial Officer,            1001 Louisiana Street
                                                         and Treasurer El             Houston, Texas 77002
                                                       Paso Merchant Energy

H. Brent Austin                      Director           President and Chief            El Paso Corporation
1001 Louisiana Street                                   Operating Officer,            1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation           Houston, Texas 77002

                                                                                  Name, Principal Business Address
            Name and               Capacity in Which          Principal               of Organization in which
        Business Address                 Serves               Occupation         Principal Occupation is Conducted
--------------------------------- -------------------- ------------------------- -----------------------------------
(iii) El Paso Corporation

William A. Wise                     Chairman of the     Director, Chairman of           El Paso Corporation
1001 Louisiana Street                   Board,                the Board,               1001 Louisiana Street
Houston, Texas  77002               Chief Executive      and Chief Executive            Houston, Texas 77002
                                     Officer, and         Officer of El Paso
                                       Director              Corporation

H. Brent Austin                      President and       President and Chief            El Paso Corporation
1001 Louisiana Street               Chief Operating      Operating Officer of          1001 Louisiana Street
Houston, Texas  77002                   Officer          El Paso Corporation            Houston, Texas 77002

Robert W. Baker                     Executive Vice          Executive Vice              El Paso Corporation
1001 Louisiana Street                  President         President of El Paso          1001 Louisiana Street
Houston, Texas  77002                                        Corporation                Houston, Texas 77002

Greg G. Jenkins                     Executive Vice          Executive Vice              El Paso Corporation
1001 Louisiana Street                  President         President of El Paso          1001 Louisiana Street
Houston, Texas  77002                                        Corporation                Houston, Texas 77002

D. Dwight Scott                     Executive Vice          Executive Vice              El Paso Corporation
1001 Louisiana Street                President and       President and Chief           1001 Louisiana Street
Houston, Texas  77002               Chief Financial    Financial Officer of El          Houston, Texas 77002
                                        Officer            Paso Corporation

David E. Zerhusen                   Executive Vice          Executive Vice              El Paso Corporation
1001 Louisiana Street                  President         President of El Paso          1001 Louisiana Street
Houston, Texas  77002                                        Corporation                Houston, Texas 77002

John W. Somerhalder II                President,         President, Pipeline            El Paso Corporation
1001 Louisiana Street               Pipeline Group             Group of                1001 Louisiana Street
Houston, Texas  77002                                    El Paso Corporation            Houston, Texas 77002

Peggy A. Heeg                       Executive Vice          Executive Vice              El Paso Corporation
1001 Louisiana Street                  President            President and              1001 Louisiana Street
Houston, Texas  77002                     and           General Counsel of El           Houston, Texas 77002
                                    General Counsel              Paso
                                                             Corporation

Jeffrey I. Beason                     Senior Vice       Senior Vice President           El Paso Corporation
1001 Louisiana Street                President and               and                   1001 Louisiana Street
Houston, Texas  77002                 Controller        Controller of El Paso           Houston, Texas 77002
                                                             Corporation

Byron Allumbaugh                       Director            Retired Chairman              33 Ridgeline Drive
33 Ridgeline Drive                                      Ralphs Grocery Company        Newport Beach, CA 92660
Newport Beach, CA 92660

John M. Bissell                        Director         Chairman of the Board               Bissell Inc.
2345 Walker Ave. N.W.                                             of                  2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                       Bissell Inc.              Grand Rapids, MI 49501

Juan Carlos Braniff                    Director             Vice Chairman                 Universidad 1200
Universidad 1200                                           Grupo Financiero                  Col. XOCO
Col. XOCO                                                      Bancomer                Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339

James F. Gibbons                       Director         Professor at Stanford           Stanford University
Stafford University                                           University                Paul G. Allen Center
Paul G. Allen Center for                                School of Engineering          for Integrated Systems
Integrated Systems                                                                   Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                     Stanford, CA 94305
Stanford, CA  94305

Robert W. Goldman                      Director          Business Consultant              13 Dupont Circle
13 Dupont Circle                                                                      Sugar Land, Texas 77479
Sugar Land, Texas 77479

Anthony W. Hall, Jr.                   Director             City Attorney                 City of Houston
900 Bagby, 4th Floor                                    City of Houston, Texas          900 Bagby, 4th Floor
Houston, Texas  77002                                                                   Houston, Texas 77002

Ronald L. Kuhen, Jr                    Director          Business Consultant            El Paso Corporation
1001 Louisiana Street                                                                  1001 Louisiana Street
Houston, Texas  77002                                                                   Houston, Texas 77002

J. Carleton MacNeil Jr.                Director         Securities Consultant            3421 Spanish Trail
3421 Spanish Trail                                                                           Apt. 227D
Apt. 227D                                                                              Delray, Florida 33483
Delray, Florida 33483

Thomas R. McDade                       Director        Senior Partner, McDade,     McDade, Fogler, Maines, L.L.P.
Two Houston Center                                             Fogler,                   Two Houston Center
909 Fannin, Suite 1200                                      Maines, L.L.P.             909 Fannin, Suite 1200
Houston, TX  77010                                                                      Houston, Texas 77010

Malcolm Wallop                         Director          Frontiers of Freedom     Frontiers of Freedom Foundation
Frontiers of Freedom Foundation                               Foundation          12011 Lee Jackson Memorial Hwy.
12011 Lee Jackson Memorial Hwy.                                                          Fairfax, VA 22033
Fairfax, VA  22033

Joe B. Wyatt                           Director          Chancellor Emeritus           Vanderbilt University
2525 West End Ave.,                                     Vanderbilt University           2525 West End Ave.,
Suite 1410                                                                                   Suite 1410
Nashville, TN  37203                                                                    Nashville, TN 37203

(d) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of EnCap Investments, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of EnCap Investments, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of EnCap Investments, each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff who is a citizen of Mexico.